SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2007

CIMATRON LIMITED
(Translation of Registrant’s name into English)

11 Gush Etzion Street, Givat Shmuel, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIMATRON LIMITED By: /s/ Ilan Erez —————————————— Ilan Erez Chief Financial Officer

Dated: March 12, 2007

FOR IMMEDIATE RELEASE

Cimatron Reports Operating and Net Income in the
Fourth Quarter and Full Year 2006

—	Operating and Net Profit achieved in Q4 and full 2006 after several years of losses
—	Revenues in Q4 2006 up 11% compared to Q4 2005
—	Improved margins and revenue mix

Givat Shmuel, Israel, – March 12, 2007 – Cimatron Limited (NASDAQ: CIMT), a leading provider of integrated CAD/CAM solutions for the toolmaking and manufacturing industries, today announced financial results for the fourth quarter and full year ended December 31, 2006.

Cimatron’s business and financial results reflect the turnaround of the last two years, in which the Company focused on new product development and reorganization of its global sales and marketing force. The main achievements in 2006 were revenue growth, broadening of the products’ offering to new markets and higher profit margins.

Financial Highlights:

Revenues for the fourth quarter of 2006 were $6.0 million, representing 11% growth compared to $5.4 million recorded in the fourth quarter of 2005. Software product revenues in the fourth quarter of 2006 increased 23% compared to the same quarter in 2005.

Revenues for the year ended December 31, 2006 were $21.5 million, compared to $20.9 million in 2005. Software product revenues for the year increased 7.5% compared to 2005.

Gross Income for the fourth quarter of 2006 was $5.1 million as compared to $3.5 million in the same period in 2005. Gross Income in 2006 was $17.8 million as compared to $16.0 million in 2005.

Operating Income in the fourth quarter of 2006 was $366 thousand, compared to an operating loss of $(1.7) million in the fourth quarter of 2005. In 2006 the Company recorded operating income of $48 thousand, compared to an operating loss of $(4.47) million in 2005. The significant improvement in the operating income results mostly from continuous efforts to reduce operating expenses.

Net Income for the quarter was $557 thousand, or $0.07 per diluted share, compared to a net loss of $(1.72) million, or $(0.22) per diluted share recorded in the same quarter of 2005. For 2006, net income was $514 thousand, or $0.07 per diluted share, compared to a net loss of $(4.59) million, or $(0.59) per diluted share in 2005.

Commenting on the results, Danny Haran, President and Chief Executive Officer of Cimatron, said, “We are pleased to report operating and net income for 2006 with strong Q4 results. Cimatron’s financials for 2006 reflect our efforts to develop and launch competitive products to the entire toolmaking and manufacturing industries, as well as tight expense control and more efficient organization.

Cimatron’s subsidiary in China achieved 80% revenue growth in 2006. The Chinese market is the fastest growing target market for Cimatron, and we continue to invest and expand our operation in this strategic market. Other key territories have also performed well in 2006, including the large markets of Germany and Japan. In North America, we are expanding our operations to cover additional markets beyond our strong presence in the automotive industry. Consequently, we have seen strong Q4 results in North America, with 17% revenue growth compared to Q4 of 2005.

The promising CimatronE version 8 was recently released, introducing new and enhanced innovative solutions for die makers, mold makers and discrete parts manufacturers. We are well on track with implementing our long term strategic plan of providing a broad range of products to the entire manufacturing market.”

Mr. Rimon Ben-Shaoul, Chairman of the Board of Directors of Cimatron Said, “after several years of re-organization, cost cutting and extensive product development, we believe the Company is now on the right track for sustained growth and profitability, and that Cimatron’s current competitive advantages enable us to reinforce our worldwide market positioning, both in emerging and traditional markets.”

About Cimatron
With more than 20,000 installations worldwide, Cimatron is a leading provider of integrated, CAD/CAM solutions for mold, tool and die makers as well as manufacturers of discrete parts. Cimatron is committed to providing comprehensive, cost-effective solutions that streamline manufacturing cycles, enable collaboration with outside vendors, and ultimately shorten product delivery time. Cimatron’s cutting-edge CAD/CAM solutions are widely used in the automotive, medical, consumer plastics, electronics, and other industries.

Founded in 1982, Cimatron is publicly traded on the NASDAQ exchange under the symbol CIMT. Cimatron’s subsidiaries and extensive distributor network are located in over 35 countries to serve customers worldwide with complete pre- and post-sales support. For more information, please visit http://www.cimatron.com.

Safe Harbor Statement
This press release includes forward looking statements, within the meaning of the Private Securities Litigation Reform Act Of 1995, which are subject to risk and uncertainties that could cause actual results to differ materially from those anticipated. Such statements may relate to the company’s plans, objectives and expected financial and operating results. The words “may,” “could,” “would,” “will,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of the future performance and involve risks and uncertainties, many of which are beyond the company’s ability to control. The risks and uncertainties that may affect forward looking statements include, but are not limited to: currency fluctuations, global economic and political conditions, marketing demand for Cimatron products and services, long sales cycle, new product development, assimilating future acquisitions, maintaining relationships with customers and partners, and increased competition. For more details about the risks and uncertainties of the business, refer to the Company’s filings with the Securities and Exchanges Commission. The company cannot assess the impact of or the extent to which any single factor or risk, or combination of them, may cause. Cimatron undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Contact:
Ilan Erez, Chief Financial Officer	Yael Nevat,
Cimatron Ltd.	Commitment-IR.com
Tel.; 972-3-531-2121	Tel: 972-3-611 4466, +972-50-762-6215
E-mail: ilane@cimatron.com	E-mail: yael@commitment-IR.com

CIMATRON LIMITED
CONSOLIDATED STATEMENTS OF INCOME
(In $US Thousands, except for per share data)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2006	2005	2006	2005

Total revenues	6,028	5,425	21,459	20,925

Total cost of revenues	917	1,885	3,623	4,935

Gross profit	5,111	3,540	17,836	15,990

Research and development expenses, net	1,093	863	4,426	4,815

Selling, general and administrative expenses	3,652	4,406	13,362	15,650

Operating income (loss)	366	(1,729)	48	(4,475)

Net income (loss)	$557	$(1,720)	$514	$(4,593)

Net income (loss) per share - basic and diluted	$0.07	$(0.22)	$0.07	$(0.59)

Weighted average number of
shares outstanding - basic and diluted EPS
(in thousands)	7,835	7,835	7,835	7,835

CIMATRON LIMITED
CONSOLIDATED BALANCE SHEETS
$UD Thousands

	December 31,	December 31,
	2006	2005

ASSETS
CURRENT ASSETS:
Total cash, cash equivalents and short-terms investments	$5,597	$4,875
Other current assets	5,828	5,377

Total current assets	11,425	10,252

Deposits with insurance companies and severance pay fund	2,653	2,219

LONG-TERM INVESTMENTS:
Marketable investments	1,287	1,309
Investments in affiliated companies	748	886

Total long-term investments	2,035	2,195

Net property and equipment	1,010	996

Total other assets	784	780

Total assets	$17,907	$16,442

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:

Total current liabilities	$6,083	$5,924

Accrued severance pay	3,003	2,532

Minority interest	(24)	4

Total shareholders' equity	8,845	7,982

Total liabilities and shareholders' equity	$17,907	$16,442